UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Index

1. Summary of the 2024 First Quarter Business Report

2. Exhibit 99.1 KB Financial Group Review Report for the First Quarter of 2024 (Consolidated)

3. Exhibit 99.2 KB Financial Group Review Report for the First Quarter of 2024 (Separate)

1.	Introduction to the Company

1.1.	Business Purpose

1.2.	History

1.3.	Overview of the Business Group

1.4.	Capital Structure

1.5.	Dividends

1.6.	Amendments to the Articles of Incorporation

2.	Business

2.1.	Results of Operations

2.2.	Sources and Uses of Funds

2.3.	Other Information to Consider in Making an Investment Decision

3.	Financial Information

3.1.	Consolidated Financial Information

3.2.	Separate Financial Information

3.3.	Other Selected Financial Data

3.4.	Other Financial Information

4.	Independent Public Accountants

4.1.	Audit/ Review Services

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

4.3.	Change in Auditor

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

5.2.	Audit Committee

5.3.	Compensation to Directors

5.4.	Top 5 Highest-Paid Individuals

5.5.	Affiliated Companies

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

6.2.	Non-standing Directors

6.3.	Non-executive Directors

6.4.	Senior Management

6.5.	Employees

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

7.2.	Changes in the Largest Shareholder

7.3.	Employee Stock Ownership Association

7.4.	Investments in Affiliated Companies

7.5.	Related Party Transactions

Summary of 2024 First Quarter Business Report

On May 16, 2024, KB Financial Group Inc. (“KB Financial Group,” the “Company” or the “Group”) filed its business report for the first quarter of 2024 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

Except where indicated otherwise, financial information contained in this summary have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “KB Financial Group,” “we,” “us,” the “Company” or the “Group” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1.	Introduction to the Company

1.1.	Business Purpose

KB Financial Group is a financial holding company that was established in September 2008. Its main business purpose is to hold shares in companies that are engaged in financial or related services, as well as govern and manage such companies. Its consolidated subsidiaries are primarily engaged in the banking business, as well as the credit card business, the financial investment business, the insurance business and other related businesses.

1.2.	History

[Not required to be disclosed in quarterly reports]

1.3. Overview of the Business Group

[Not required to be disclosed in quarterly reports]

1.4.	Capital Structure

1.4.1.	Common Shares

Changes in Capital

(As of March 31, 2024)					(Unit: Won, shares)
Date	Type	Number of Shares Issued or Cancelled	Par Value	Price	Remarks
September 29, 2008	Common Stock	356,351,693	5,000	48,444	Establishment of the Company
September 2, 2009	Common Stock	30,000,000	5,000	37,250	% increase in number of common shares: 8.41865%
October 19, 2016	Common Stock	31,759,844	5,000	35,474	% increase in number of common shares: 8.22045%
December 12, 2019	Common Stock	2,303,617	5,000	—	Share Cancellation(1)
February 14, 2022	Common Stock	3,455,426	5,000	—	Share Cancellation(1)
August 1, 2022	Common Stock	3,455,426	5,000	—	Share Cancellation(1)
April 4, 2023	Common Stock	5,385,996	5,000	—	Share Cancellation(1)

Note: (1)

The cancelled shares constituted treasury shares acquired pursuant to a resolution of the board of directors of the Company within the limits of profit available for dividend payment, and as such, there was no change in paid-in capital.

Number of Shares

[Not required to be disclosed in quarterly reports]

1.4.2. Voting Rights

(As of March 31, 2024)			(Unit: shares)
Items		Number of Shares	Notes
Total number of issued shares	Common shares	403,511,072	—
	Preferred shares	—	—
Shares without voting rights	Common shares	20,747,247	Treasury shares
	Preferred shares	—	—

Shares for which voting rights cannot be exercised pursuant to the Articles of Incorporation	—	—	—
Shares for which voting rights are restricted under relevant laws and regulations	—	—	—
Shares with restored voting rights	—	—	—
Total shares for which voting rights may be exercised	Common shares	382,763,825	—
	Preferred shares	—	—

Notes: (1)

On July 25, 2023, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares. Pursuant to such resolution, the Company entered into a trust agreement with Samsung Securities Co., Ltd. for the acquisition of Won 300 billion worth of treasury shares between August 1, 2023 and July 31, 2024 and has completed such acquisition on December 5, 2023, having acquired a total of 5,584,514 treasury shares. The Company plans to cancel such treasury shares after the trust agreement expires on July 31, 2024.

(2)

On February 7, 2024, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares. Pursuant to such resolution, the Company entered into a trust agreement with Samsung Securities Co., Ltd. for the acquisition of Won 320 billion worth of treasury shares between February 8, 2024 and August 7, 2024, and is currently in the process of acquiring such shares, all of which the Company plans to cancel. For more information, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on February 7, 2024.

1.5.	Dividends

Since 2022, KB Financial Group has been pursuing a CET1 ratio-based shareholder return policy, whereby the Group’s principle is to utilize a portion of its excess capital exceeding its CET1 ratio of 13% to actively return value to its shareholders.

In order to enhance corporate value and shareholders’ value, the Group manages its shareholder return policy by using the ‘Total Shareholder Return Ratio’ as an indicator for its shareholder return, which includes distribution of cash dividends as well as share buybacks and cancellations. The Group plans to continually try to gradually expand its Total Shareholder Return Ratio.

In 2024, KB Financial Group implemented an ‘Equal Quarterly Dividend Distribution Policy,’ which aims to enhance the predictability of the Group’s dividend payments by paying an equal amount of total dividends each quarter while also maintaining at least the previous year’s level of, and gradually increasing the amount of, its dividends per share. In addition, the Group aims to enhance its shareholders’ value by striving to expand its shareholder return while also remaining flexible about buying back and cancelling its treasury shares in light of changes to its profit levels, the volatility of the financial market and changes in the regulatory landscape. Such cash dividend and share buyback and cancellation plans may be modified depending on economic conditions, the regulatory environment, or the Group’s business objectives.

KB Financial Group aims to manage its CET1 target ratio to be at least 13% (consisting of the regulatory requirement of 10.5% plus a management buffer of 2.5%), which also takes into consideration a capacity for absorbing losses in the event of an economic shock equivalent to that of the level of the Asian financial crisis in 1997.

In order to manage such CET1 target ratio, the Group plans to benchmark systemic growth indicators, such as nominal GDP growth rates, to set its mid-term goals for asset growth. However, the Group may modify such goals to better fulfill the Group’s public role and to attain sustainable growth in light of changes to the macroeconomic and regulatory environment, the importance and role of financial institutions, including banks, in the domestic economy, the Group’s public duty to maintain the stability of the social system, or the Group’s business objectives such as investments in new businesses or M&A initiatives.

Furthermore, the Group plans to manage its CET1 ratio at an optimal balance point by increasing its shareholder returns and complying with changes in financial regulations, including the introduction of the counter-cyclical capital buffer and the stress capital buffer, while also maintaining the soundness of the Group’s asset quality.

(Unit: in millions of Won, except per share amounts and percentages)

Items		January 1, 2024 to March 31, 2024	January 1, 2023 to December 31, 2023(1)	January 1, 2022 to December 31, 2022(2)
Par value per share (Won)		5,000	5,000	5,000
(Consolidated) Net income		1,049,133	4,631,932	4,394,830
(Consolidated) Earnings per share (Won)		2,627	11,580	10,955
Total cash dividends		300,000	1,173,937	1,149,421
Total stock dividends		—	—	—
(Consolidated) Cash dividend payout ratio (%)		28.6	25.3	26.0
Cash dividend yield (%)	Common shares	1.1	4.9	5.8
	—	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	—	—	—	—
Cash dividend per share (Won)	Common shares	784	3,060	2,950
	—	—	—	—
Stock dividend per share	Common shares	—	—	—
	—	—	—	—

Notes:	(1)

Includes a quarterly dividend amount of Won 195,967 million (Won 510 per common share) in the first quarter of fiscal year 2023, a quarterly dividend amount of Won 195,967 million (Won 510 per common share) in the second quarter of fiscal year 2023, and a quarterly dividend amount of Won 194,998 million (Won 510 per common share) in the third quarter of fiscal year 2023 paid in 2023, and an annual dividend amount of Won 587,006 million (Won 1,530 per common share).

(2)

Includes a quarterly dividend amount of Won 194,817 million (Won 500 per common share) in the first quarter of fiscal year 2022, a quarterly dividend amount of Won 194,817 million (Won 500 per common share) in the second quarter of fiscal year 2022, and a quarterly dividend amount of Won 194,817 million (Won 500 per common share) in the third quarter of fiscal year 2022.

1.6.	Amendments to the Articles of Incorporation

[Not required to be disclosed in quarterly reports]

2.	Business

2.1.	Results of Operations

			(Unit: in millions of Won)
	For the three months ended March 31, 2024	For the three months ended March 31, 2023	For the year ended December 31, 2023	For the year ended December 31, 2022
Net interest income	3,151,485	2,823,865	12,141,717	11,515,325
Interest income	7,613,962	6,866,583	29,145,079	20,787,577
Interest expense	(4,462,477)	(4,042,718)	(17,003,362)	(9,272,252)
Net fee and commission income	990,093	914,006	3,673,524	3,514,902
Fee and commission income	1,396,300	1,334,702	5,368,074	5,125,930
Fee and commission expense	(406,207)	(420,696)	(1,694,550)	(1,611,028)
Net insurance income	538,379	392,407	1,422,952	1,311,091
Insurance income	2,727,558	2,663,134	10,978,808	10,072,490
Insurance expense	(2,189,179)	(2,270,727)	(9,555,856)	(8,761,399)
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	249,133	773,407	2,163,065	(1,139,818)
Other insurance finance income (expense)	(112,426)	(269,060)	(459,135)	841,227
Net other operating expenses	(404,710)	(260,124)	(2,712,989)	(2,262,123)
General and administrative expenses	(1,628,236)	(1,566,286)	(6,647,406)	(6,643,654)
Operating profit before provision for credit losses	2,783,718	2,808,215	9,581,728	7,136,950
Provision for credit losses	(428,270)	(668,188)	(3,146,409)	(1,847,775)
Net operating profit	2,355,448	2,140,027	6,435,319	5,289,175

Notes:	(1)	Based on K-IFRS (on a consolidated basis).

(2)

KB Financial Group’s results of operations for the three months ended March 31, 2024 and the year ended December 31, 2023 reflect the application of K-IFRS 1117 (Insurance Contracts), a new accounting standard that became effective on January 1, 2023. For comparison purposes, the figures for the year ended December 31, 2022 above have been restated retrospectively to reflect the application of K-IFRS 1117.

(3)

KB Financial Group’s results of operations for the three months ended March 31, 2023 above have been restated retrospectively to reflect the application of the variable fee approach for measuring insurance liabilities in accordance with the Financial Supervisory Service’s guidelines on actuarial assumptions.

2.2.	Sources and Uses of Funds

2.2.1. Sources of Funds

(Unit: in millions of Won)
		For the three months ended March 31, 2024			For the year ended December 31, 2023			For the year ended December 31, 2022
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Deposits	353,362,143	2.53	46.40	338,691,272	2.52	45.63	333,078,280	1.27	47.87
	Certificate of deposit	11,317,560	4.05	1.49	10,417,992	4.07	1.40	5,511,822	2.35	0.79
	Borrowings	33,205,228	3.54	4.36	33,891,286	3.27	4.57	31,064,028	1.91	4.46
	Call money	1,277,497	3.52	0.17	1,384,033	3.52	0.19	1,314,525	2.02	0.19
	Debentures	45,217,883	4.44	5.94	56,008,914	3.36	7.55	58,290,290	2.39	8.38
	Others	23,364,082	4.20	3.06	22,355,370	4.37	3.01	20,866,612	2.34	3.00

Subtotal		467,744,393	2.91	61.42	462,748,867	2.81	62.35	450,125,557	1.52	64.69

Foreign Currency	Deposits	36,735,274	4.22	4.82	36,526,597	3.88	4.92	34,076,754	2.09	4.90
	Borrowings	21,612,976	4.21	2.84	24,087,170	3.77	3.25	22,970,783	1.90	3.30
	Call money	2,242,651	3.62	0.29	2,014,719	3.19	0.27	1,572,913	1.87	0.23
	Debentures	24,944,501	1.87	3.28	13,607,050	3.14	1.83	11,978,139	2.09	1.72
	Others	1,095,224	4.59	0.15	1,067,253	3.51	0.14	1,685,165	1.46	0.24

Subtotal		86,630,626	3.53	11.38	77,302,789	3.69	10.41	72,283,754	2.01	10.39

Others	Total shareholders’ equity	99,516,573	—	13.07	95,694,663	—	12.89	67,612,953	—	9.72
	Allowances	1,448,531	—	0.19	1,061,174	—	0.14	1,128,687	—	0.16
	Others	106,213,010	—	13.94	105,428,693	—	14.21	104,628,576	—	15.04

Subtotal		207,178,114	—	27.20	202,184,530	—	27.24	173,370,216	—	24.92

Total		761,553,133	—	100.00	742,236,186	—	100.00	695,779,527	—	100.00

Notes:	(1)	Based on K-IFRS (on a consolidated basis).

(2)

The figures for the three months ended March 31, 2024 and the year ended December 31, 2023 reflect the application of K-IFRS 1117 (Insurance Contracts), a new accounting standard that became effective on January 1, 2023. The figures for the year ended December 31, 2022 above have been restated retrospectively to reflect the application of K-IFRS 1117.

2.2.2. Uses of Funds

								(Unit: in millions of Won)
		For the three months ended March 31, 2024			For the year ended December 31, 2023			For the year ended December 31, 2022
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Due from banks	15,999,945	0.79	2.10	16,471,530	0.92	2.22	16,038,688	0.63	2.31
	Securities	208,973,283	2.25	27.44	199,538,723	2.72	26.88	166,950,909	1.17	23.99
	Loans	381,204,035	4.84	50.06	370,190,671	4.81	49.88	361,188,713	3.51	51.91
	Guarantee payments under payment guarantee	7,511	1.51	—	5,114	0.81	—	6,891	0.19	—
	Call loan	390,699	3.56	0.05	286,735	3.62	0.04	694,196	2.02	0.10
	Private placement corporate bonds	1,116,725	3.41	0.15	1,206,821	2.90	0.16	828,547	3.43	0.12
	Credit cards	23,048,134	8.21	3.03	22,789,066	7.93	3.07	22,069,290	6.94	3.17
	Others	3,762,817	17.94	0.49	3,415,038	17.44	0.46	4,438,987	9.45	0.64
	Allowance	(4,153,738)	—	(0.55)	(3,561,894)	—	(0.48)	(2,814,578)	—	(0.40)

Subtotal		630,349,411	4.11	82.77	610,341,804	4.23	82.23	569,401,643	2.94	81.84

Foreign Currency	Due from banks	9,715,545	2.70	1.28	9,292,372	2.28	1.25	9,239,891	0.76	1.33
	Securities	25,088,696	4.28	3.29	25,883,766	4.16	3.49	20,610,143	1.81	2.96
	Loans	38,641,424	7.14	5.07	39,403,960	6.97	5.31	37,267,941	5.32	5.36
	Call loan	7,360,291	5.08	0.97	7,399,847	4.49	1.00	8,829,592	2.12	1.27
	Bills bought	1,479,334	5.79	0.19	2,047,390	5.58	0.28	2,541,838	2.32	0.37
	Allowance	(1,534,963)	—	(0.20)	(1,322,830)	—	(0.18)	(1,021,192)	—	(0.15)
	Others	3,036,235	—	0.40	3,070,684	—	0.41	2,248,320	—	0.32

Subtotal		83,786,562	5.53	11.00	85,775,189	5.30	11.56	79,716,533	3.38	11.46

Others	Cash	1,650,386	—	0.22	1,681,170	—	0.23	1,831,093	—	0.26
	Fixed assets held for business	9,567,942	—	1.26	8,813,616	—	1.19	8,077,249	—	1.16
	Others	36,198,832	—	4.75	35,624,407	—	4.79	36,753,009	—	5.28

Subtotal		47,417,160	—	6.23	46,119,193	—	6.21	46,661,351	—	6.70

Total		761,553,133	—	100.00	742,236,186	—	100.00	695,779,527	—	100.00

Notes:	(1)	Based on K-IFRS (on a consolidated basis).

(2)

The figures for the three months ended March 31, 2024 and the year ended December 31, 2023 reflect the application of K-IFRS 1117 (Insurance Contracts), a new accounting standard that became effective on January 1, 2023. The figures for the year ended December 31, 2022 above have been restated retrospectively to reflect the application of K-IFRS 1117.

2.3. Other Information to Consider in Making an Investment Decision

2.3.1. Capital Adequacy

KB Financial Group		(Unit: in billions of Won, except percentages)
	As of March 31, 2024	As of December 31, 2023	As of December 31, 2022
Total capital (A)	55,189	53,744	48,970
Risk-weighted assets (B)	333,754	321,319	302,984
BIS ratio (A/B)	16.54%	16.73%	16.16%

Notes:	(1) Calculated in accordance with Basel III.
(2) The figures as of March 31, 2024 are preliminary.

Kookmin Bank		(Unit: in billions of Won, except percentages)
	As of March 31, 2024	As of December 31, 2023	As of December 31, 2022
Total capital (A)	39,394	39,040	36,233
Risk-weighted assets (B)	227,577	215,962	207,558
BIS ratio (A/B)	17.31%	18.08%	17.46%

Notes:	(1) Calculated in accordance with Basel III.
(2) The figures as of March 31, 2024 are preliminary.

KB Securities Co., Ltd.		(Unit: in billions of Won, except percentages)
	As of March 31, 2024	As of December 31, 2023	As of December 31, 2022
Net operating capital (A)	5,189	5,058	4,554
Total amount at risk (B)	2,870	2,934	2,655
Maintenance equity margin (C)	134	134	134
Net capital ratio (A-B)/(C)	1,727.37%	1,582.09%	1,414.74%
Capital surplus (A-B)	2,319	2,124	1,899

KB Insurance Co., Ltd.		(Unit: in billions of Won, except percentages)
	As of March 31, 2024	As of December 31, 2023	As of December 31, 2022
Available capital (A)	11,646	11,669	4,608
Required capital (B)	5,703	5,404	2,684
Solvency ratio (A/B)(2)	204.20%	215.94%	171.66%

Notes:	(1) The figures as of March 31, 2024 are preliminary.

(2) Pursuant to the change in capital adequacy system from the Risk-Based Capital (“RBC”) system to the Korean Insurance Capital Standard (“K-ICS”) system in 2023, the figures as of March 31, 2024 and December 31, 2023 were calculated based on the K-ICS method, whereas the figures as of December 31, 2022 were calculated based on the RBC method.

2.3.2. Overseas Credit Ratings

[Not required to be disclosed in quarterly reports]

2.3.3. Domestic Credit Ratings

[Not required to be disclosed in quarterly reports]

2.3.4. Early Retirement Program

To enhance productivity by improving its labor structure, Kookmin Bank implemented a voluntary early retirement program following negotiations with its labor union.

Subsidiary	Date of Retirement	Number of Retired Persons
Kookmin Bank	January 28, 2019	615
	January 20, 2020	462
	January 30, 2021	800
	January 21, 2022	674
	January 18, 2023	713
	January 19, 2024	674

3.	Financial Information

3.1.	Consolidated Financial Information

3.1.1. Consolidated Statements of Financial Position

(Unit: in millions of Won)
	As of March 31, 2024	As of December 31, 2023
Cash and due from financial institutions	30,509,269	29,836,311
Financial assets at fair value through profit or loss	77,356,807	77,038,267
Derivative financial assets	7,260,440	6,157,628
Loans measured at amortized cost	448,194,423	444,805,287
Financial investments	124,966,655	122,199,529
Investments in associates and joint ventures	700,626	722,222
Insurance assets	268,419	229,640
Reinsurance assets	1,552,936	1,655,168
Property and equipment	5,310,307	4,945,699
Investment property	3,962,852	4,109,784
Intangible assets	1,961,022	1,950,858
Net defined benefit assets	382,385	374,090
Current income tax assets	274,900	244,317
Deferred income tax assets	335,124	274,225
Assets held for sale	119,494	208,230
Other assets	29,084,622	20,986,897

Total assets	732,240,281	715,738,152

Financial liabilities at fair value through profit or loss	11,267,107	10,920,435
Derivative financial liabilities	7,236,591	6,210,639
Deposits	418,070,668	406,512,434
Borrowings	62,993,551	69,583,561
Debentures	70,002,922	69,176,668
Insurance contract liabilities	50,704,289	50,308,552
Reinsurance contract liabilities	37,353	36,030
Provisions	2,062,011	1,444,418
Net defined benefit liabilities	72,939	81,869
Current income tax liabilities	146,395	145,335
Deferred income tax liabilities	2,004,644	2,179,966
Other liabilities	48,434,480	40,264,935

Total liabilities	673,032,950	656,864,842

Equity attributable to shareholders of the parent company	57,136,088	56,929,804

	As of March 31, 2024	As of December 31, 2023
Share capital	2,090,558	2,090,558
Hybrid securities	5,431,863	5,032,803
Capital surplus	16,639,873	16,647,916
Accumulated other comprehensive income	1,531,423	2,295,165
Retained earnings	32,439,145	32,029,199
Treasury shares	(996,774)	(1,165,837)
Non-controlling interests	2,071,243	1,943,506

Total equity	59,207,331	58,873,310

Total liabilities and equity	732,240,281	715,738,152

Number of companies included as a consolidated entity	351	371

3.1.2. Consolidated Statements of Comprehensive Income

(Unit: in millions of Won, except per share amounts)
	First Quarter of 2024		First Quarter of 2023
	Specified Quarter	Cumulative	Specified Quarter	Cumulative
Net interest income	3,151,485	3,151,485	2,823,865	2,823,865
Interest income	7,613,962	7,613,962	6,866,583	6,866,583
Interest income from financial instruments at fair value through other comprehensive income and amortized cost	7,228,877	7,228,877	6,527,556	6,527,556
Interest income from financial instruments at fair value through profit or loss	376,753	376,753	333,477	333,477
Insurance finance interest income	8,332	8,332	5,550	5,550
Interest expense	(4,462,477)	(4,462,477)	(4,042,718)	(4,042,718)
Interest expense	(4,066,526)	(4,066,526)	(3,639,880)	(3,639,880)
Insurance finance interest expense	(395,951)	(395,951)	(402,838)	(402,838)
Net fee and commission income	990,093	990,093	914,006	914,006
Fee and commission income	1,396,300	1,396,300	1,334,702	1,334,702
Fee and commission expense	(406,207)	(406,207)	(420,696)	(420,696)
Net insurance income	538,379	538,379	392,407	392,407
Insurance income	2,727,558	2,727,558	2,663,134	2,663,134
Insurance income	2,689,474	2,689,474	2,498,548	2,498,548
Reinsurance income	38,084	38,084	164,586	164,586
Insurance expense	(2,189,179)	(2,189,179)	(2,270,727)	(2,270,727)
Insurance service expense	(1,973,227)	(1,973,227)	(2,073,226)	(2,073,226)
Reinsurance expense	(215,952)	(215,952)	(197,501)	(197,501)
Net gains on financial assets/liabilities at fair value through profit or loss	249,133	249,133	773,407	773,407
Other insurance finance expenses	(112,426)	(112,426)	(269,060)	(269,060)
Net other operating expenses	(404,710)	(404,710)	(260,124)	(260,124)
General and administrative expenses	(1,628,236)	(1,628,236)	(1,566,286)	(1,566,286)
Operating income before provision for credit losses	2,783,718	2,783,718	2,808,215	2,808,215
Provision for credit losses	(428,270)	(428,270)	(668,188)	(668,188)
Net operating income	2,355,448	2,355,448	2,140,027	2,140,027
Net non-operating expenses	(947,964)	(947,964)	(96,161)	(96,161)
Share of loss of associates and joint ventures	(1,419)	(1,419)	(2,496)	(2,496)
Net other non-operating expenses	(946,545)	(946,545)	(93,665)	(93,665)
Profit before income tax expense	1,407,484	1,407,484	2,043,866	2,043,866
Income tax expense	(344,270)	(344,270)	(533,575)	(533,575)
Profit for the period	1,063,214	1,063,214	1,510,291	1,510,291
Other comprehensive income (loss) for the period, net of tax	(759,802)	(759,802)	484,795	484,795

	First Quarter of 2024		First Quarter of 2023
	Specified Quarter	Cumulative	Specified Quarter	Cumulative
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	8,995	8,995	5,828	5,828
Share of other comprehensive loss of associates and joint ventures	—	—	(2)	(2)
Losses on equity securities at fair value through other comprehensive income	(12,566)	(12,566)	(110)	(110)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk	(8,843)	(8,843)	(49,975)	(49,975)
Items that may be reclassified subsequently to profit or loss:
Currency translation differences	162,945	162,945	115,819	115,819
Gains (losses) on debt securities at fair value through other comprehensive income	(657,227)	(657,227)	1,525,457	1,525,457
Share of other comprehensive loss of associates and joint ventures	(142)	(142)	(4,158)	(4,158)
Losses on cash flow hedging instruments	(36,797)	(36,797)	(35,465)	(35,465)
Losses on hedging instruments of net investments in foreign operations	(51,203)	(51,203)	(30,133)	(30,133)
Insurance finance expenses	(164,964)	(164,964)	(1,042,466)	(1,042,466)
Total comprehensive income for the period	303,412	303,412	1,995,086	1,995,086
Profit attributable to:
Shareholders of the parent company	1,049,133	1,049,133	1,508,708	1,508,708
Non-controlling interests	14,081	14,081	1,583	1,583
Total comprehensive income for the period attributable to:
Shareholders of the parent company	281,279	281,279	1,982,382	1,982,382
Non-controlling interests	22,133	22,133	12,704	12,704
Earnings per share
Basic earnings per share (Won)	2,627	2,627	3,782	3,782
Diluted earnings per share (Won)	2,584	2,584	3,697	3,697

Note: (1)

The figures for the first quarter of 2023 have been restated retrospectively to reflect the application of the variable fee approach for measuring insurance liabilities in accordance with the Financial Supervisory Service’s guidelines on actuarial assumptions.

3.2.	Separate Financial Information

3.2.1. Separate Statements of Financial Position

(Unit: in millions of Won)
	As of March 31, 2024	As of December 31, 2023
Cash and due from financial institutions	2,621,612	256,337
Financial assets at fair value through profit or loss	1,062,613	1,376,423
Loans measured at amortized cost	643,195	608,286
Investments in subsidiaries	26,717,817	26,717,817
Property and equipment	3,766	3,080
Intangible assets	15,409	15,954
Net defined benefit assets	3,347	3,694
Deferred income tax assets	7,873	4,492
Other assets	1,069,424	542,815

Total assets	32,145,056	29,528,898

Borrowings	465,000	100,000
Debentures	3,267,247	3,871,820
Current income tax liabilities	127,739	104,299
Other liabilities	1,093,802	410,704

Total liabilities	4,953,788	4,486,823

Share capital	2,090,558	2,090,558
Hybrid securities	5,431,563	5,032,518
Capital surplus	14,748,242	14,754,747
Accumulated other comprehensive loss	(6,762)	(6,809)
Retained earnings	5,924,441	4,336,898
Treasury Shares	(996,774)	(1,165,837)

Total equity	27,191,268	25,042,075

Total liabilities and equity	32,145,056	29,528,898

3.2.2. Separate Statements of Comprehensive Income

(Unit: in millions of Won, except per share amounts)
	First Quarter of 2024		First Quarter of 2023
	Specified Quarter	Cumulative	Specified Quarter	Cumulative
Net interest expense	(13,725)	(13,725)	(20,054)	(20,054)
Interest income	9,817	9,817	6,670	6,670
Interest income from financial instruments at amortized cost	9,115	9,115	5,551	5,551
Interest income from financial instruments at fair value through profit or loss	702	702	1,119	1,119
Interest expense	(23,542)	(23,542)	(26,724)	(26,724)
Net fee and commission expense	(1,142)	(1,142)	(1,247)	(1,247)
Fee and commission income	378	378	372	372
Fee and commission expense	(1,520)	(1,520)	(1,619)	(1,619)
Net gains on financial assets at fair value through profit or loss	15,579	15,579	45,428	45,428
Net other operating income	2,243,250	2,243,250	2,192,380	2,192,380
General and administrative expenses	(24,187)	(24,187)	(22,902)	(22,902)
Operating profit before provision for credit losses	2,219,775	2,219,775	2,193,605	2,193,605
Reversal of (provision for) credit losses	(96)	(96)	0	0
Operating profit	2,219,679	2,219,679	2,193,605	2,193,605
Net non-operating income (expense)	(646)	(646)	13	13
Profit before income tax	2,219,033	2,219,033	2,193,618	2,193,618
Income tax income (expense)	3,586	3,586	(10,691)	(10,691)
Profit for the year	2,222,619	2,222,619	2,182,927	2,182,927
Other comprehensive income for the year, net of tax	47	47	17	17
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	47	47	17	17

Total comprehensive income for the year	2,222,666	2,222,666	2,182,944	2,182,944

Earnings per share
Basic earnings per share (Won)	5,706	5,706	5,520	5,520
Diluted earnings per share (Won)	5,612	5,612	5,394	5,394

3.3.	Other Selected Financial Data

3.3.1. Won-denominated Liquidity Ratio

	(Unit: in millions of Won, except percentages)
	As of March 31, 2024	As of December 31, 2023	As of December 31, 2022
Current assets in Won (A)	3,150,241	656,555	959,935
Current liabilities in Won (B)	1,041,158	255,693	592,727
Liquidity ratio (A/B)	302.57%	256.77%	161.95%

Notes: (1)	Based on K-IFRS (on a separate basis).

(2)	Calculated based on Won-denominated assets and liabilities due within one month.

3.3.2. Profitability Ratios

			(Unit: %)
	For the three months ended March 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Net income as a percentage of average total assets (ROA)	0.59	0.65	0.57
Net income as a percentage of average shareholders’ equity (ROE)	7.40	8.37	8.17

Note:	Based on K-IFRS (on a consolidated basis).

3.3.3. 20 Largest Exposures of Kookmin Bank by Borrower (As of March 31, 2024)

(Unit: in billions of Won)
Company	Credit Extended
LG Display Co., Ltd.	1,959
Samsung Electronics Co., Ltd.	1,540
KB Kookmin Card Co., Ltd.	1,284
E-MART Inc.	1,181
HD Hyundai Heavy Industries Co., Ltd.	1,134
SK On Co., Ltd.	1,105
Hanwha Solutions Corporation	986
Strada Holdco L.P.	945
LG Energy Solution, Ltd.	911
SK Inc.	898
Samsung Heavy Industries Co., Ltd.	873
Samsung SDI Co., Ltd.	839
Hyundai Samho Heavy Industries Co., Ltd.	762
SK hynix Inc.	741
Construction Guarantee Cooperative	727
LG Chem, Ltd.	727
Shinhan Card Co., Ltd.	718
Posco International Corporation	701
HDC Hyundai Development Company	693
Hanwha Ocean Co., Ltd.	650

Total	19,374

3.3.4. 10 Largest Exposures of Kookmin Bank by Chaebol Group (As of March 31, 2024)

(Unit: in billions of Won)
Group	Credit Extended
SK	6,364
Samsung	5,168
LG	4,764
Hyundai Motor	4,340
Lotte	3,717
HD Hyundai (former Hyundai Heavy Industries)	3,519
Hanwha	3,286
POSCO	1,989
Shinsegae	1,681
GS	1,659

Total	36,487

3.3.5. Kookmin Bank’s Loan Concentration by Industry (As of March 31, 2024)

(Unit: in billions of Won, except percentages)
Industry	Total Credit	Percentage of Total Credit
Manufacturing	56,198	26.3
Construction	5,525	2.6
Real estate activities	53,825	25.2
Wholesale and retail trade	30,209	14.1
Accommodation and food service activities	10,937	5.1
Financial activities	8,447	4.0
Others	48,610	22.7

Total	213,750	100.0

3.3.6. Top 20 Non-Performing Loans of Kookmin Bank (As of March 31, 2024)

		(Unit: in billions of Won)
Borrower	Industry	Total Credit	Allowance for Loan Losses
Borrower A	Real estate activities	254.1	117.0
Borrower B	Construction	40.1	39.3
Borrower C	Manufacturing	26.5	22.1
Borrower D	Construction	22.6	19.6
Borrower E	Real estate activities	14.8	4.3
Borrower F	Real estate activities	14.8	4.3
Borrower G	Wholesale and retail trade	11.2	11.0
Borrower H	Real estate activities	11.0	2.0
Borrower I	Manufacturing	8.5	2.8
Borrower J	Real estate activities	7.8	0.8
Borrower K	Accommodation and food service activities	7.8	0.2
Borrower L	Manufacturing	7.6	5.3
Borrower M	Manufacturing	6.8	3.8
Borrower N	Real estate activities	6.5	0.8
Borrower O	Transportation and warehousing business	5.0	1.0
Borrower P	Manufacturing	4.5	3.2
Borrower Q	Publishing, film, broadcasting and information services	4.4	3.4
Borrower R	Manufacturing	3.8	0.2
Borrower S	Accommodation and food service activities	3.8	0.2
Borrower T	Manufacturing	3.6	3.5

—	—	465.3	244.9

3.4.	Other Financial Information

See Exhibits 99.1 and 99.2 attached hereto for our consolidated and separate financial statements and relevant notes, which have been prepared in accordance with K-IFRS and reviewed by our independent auditors as stated in their review reports. The review reports will also be available on our website at www.kbfg.com.

4.	Independent Public Accountants

4.1.	Audit / Review Services

				(Unit: in millions of Won)
Period	Auditor	Activity	Agreed Per Contract(1)		Actual(2)
			Compensation(3)	Estimated Hours	Compensation(3)	Accrued Hours
January 1 to March 31, 2024	Samil PricewaterhouseCoopers	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,296	10,970	462	1,463
January 1 to December 31, 2023	Samil PricewaterhouseCoopers	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,264	11,675	1,264	11,309
January 1 to December 31, 2022	KPMG Samjong Accounting Corp.	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,291	11,364	1,291	11,028

Notes:	(1)	Total compensation and estimated hours are established at the time of the execution of the audit and review services contract.
(2)	Actual compensation and hours are accrued from January 1 of each applicable year to the date of the audit or review report issued during such year.
(3)	Excluding value-added taxes.

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

(Unit: in millions of Won)
Period	Auditor	Activity	Service Period	Compensation(1)
January 1 to March 31, 2024	Samil Pricewaterhouse Coopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2024 to April 30, 2025	804
January 1 to December 31, 2023	Samil Pricewaterhouse Coopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2023 to April 30, 2024	784
January 1 to December 31, 2022	KPMG Samjong Accounting Corp.	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2022 to April 30, 2023	697

Note:	(1)	Total compensation (excluding value-added taxes) is established at the time of the execution of the audit and review services contract.

4.3.	Change in Auditor

Pursuant to the Act on External Audit of Stock Companies and the related regulations thereunder, the Securities and Futures Commission under the Financial Services Commission had designated KPMG Samjong Accounting Corp. as the external auditor for the Company for the fiscal years ended December 31, 2020, 2021 and 2022. Following the end of KPMG Samjong Accounting Corp.’s designated period as the auditor, the Company selected Samil PricewaterhouseCoopers to be its new external auditor for the fiscal years ending December 31, 2023, 2024 and 2025, in accordance with the criteria and processes set forth by relevant laws and regulations. As such, the external auditor for the Company and its subsidiaries for the fiscal year ended December 31, 2023 was Samil PricewaterhouseCoopers.

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

[Not required to be disclosed in quarterly reports]

5.2.	Audit Committee

[Not required to be disclosed in quarterly reports]

5.3.	Compensation to Directors

[Not required to be disclosed in quarterly reports]

5.4.	Top 5 Highest-Paid Individuals

[Not required to be disclosed in quarterly reports]

5.5.	Affiliated Companies

[Not required to be disclosed in quarterly reports]

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

As of March 31, 2024 we had one executive director. The name, position and the end of the term of our executive director and the number of shares of our common stock he owned as of March 31, 2024 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Jong Hee Yang	June 1961	Chairman & Chief Executive Officer	5,914	November 20, 2026

6.2.	Non-standing Directors

As of March 31, 2024, we had one non-standing director. The name, position and the end of the term of our non-standing director and the number of shares of our common stock he owned as of March 31, 2024 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term(1)
Jae Keun Lee	May 1966	Non-standing Director	1,119	March 21, 2025

Note: (1)	The date designated as Mr. Jae Keun Lee’s end of term is the date of the annual general meeting of shareholders for fiscal year 2024, which is expected be held in March 2025.

6.3.	Non-executive Directors

As of March 31, 2024, we had seven non-executive directors. The name, position and the end of the term of our non-executive directors and the number of shares of our common stock they respectively owned as of March 31, 2024 were as follows.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Seon-joo Kwon	November 1956	Non-executive Director	—	March 21, 2025
Whajoon Cho	February 1957	Non-executive Director	—	March 23, 2025
Gyutaeg Oh	February 1959	Non-executive Director	—	March 21, 2025
Jungsung Yeo	April 1960	Non-executive Director	—	March 23, 2025
Jaehong Choi	August 1962	Non-executive Director	—	March 21, 2025
Myong-Hwal Lee	May 1964	Non-executive Director	—	March 21, 2026
Sung-Yong Kim	March 1966	Non-executive Director		March 23, 2025

6.4.	Senior Management

Members of our senior management as of March 31, 2024 are as follows.

Name	Date of Birth	Position	Common Shares Owned(1)	End of Term
Seung Jong Lee	January 1966	Senior Executive Vice President and Chief Strategy Officer	1,198	December 31, 2024
Jae Kwan Kim	July 1968	Senior Executive Vice President and Chief Finance Officer	4,807	December 31, 2024
Cheal Soo Choi	October 1966	Senior Executive Vice President and Chief Risk Management Officer	504	December 31, 2024
Scott Y.H. Seo	March 1966	Senior Executive Vice President and Chief Business Officer of Global	2,000	December 31, 2024
Young Suh Cho	February 1971	Senior Executive Vice President, Chief Digital Officer and Chief IT Officer	1,000	December 31, 2024
Dae Hwan Lim	November 1965	Senior Executive Vice President and Chief Compliance Officer	1,715	December 31, 2025
Bong Joong Kwon	November 1969	Senior Managing Director and Head of the IR Division	2,103	December 31, 2024
Hyo Ik Park	January 1970	Senior Managing Director and Chief Business Officer of Insurance	784	December 31, 2024
Dae Hyun Cha	January 1966	Senior Managing Director and Chief Officer of Audit Department	1,244	December 31, 2024
Keoung Nam Kim	August 1967	Managing Director and Head of the ESG Division	1,213	December 31, 2024
Sang Rock Na	August 1972	Managing Director and General Manager of the Financial Planning Department	743	December 31, 2025
Hyo Sung Jeon	March 1971	Managing Director and Chief Human Resources Officer	1,272	December 31, 2025
Ki Won Seo	November 1972	Managing Director and General Manager of the Office of Board of Directors	665	December 31, 2025
Jin Young Park	September 1972	Chief Public Relation Officer	1,680	December 31, 2024
Jin Ho Jeong	October 1967	Head of the DT Division	2,138	December 31, 2024
Chang Hwa Yook	December 1967	Head of the AI Division	657	December 31, 2024
Sang Won Oh	December 1967	Head of the IT Division	676	December 31, 2024
Yoon Ha	March 1971	Head of the Customer Experience Design Center	—	December 31, 2024
Soon Young Oh	August 1977	Head of the Financial AI Center	—	December 31, 2024
Ki Eun Park	September 1970	Head of the Group Architecture Center	261	December 31, 2024
Joo Hyun Kim	November 1970	Head of the Group Cloud Center	281	December 31, 2024
Chan Yong Park	September 1965	Head of the Planning & Coordination Department	1,134	December 31, 2024

Note:	(1)

The numbers of common shares owned are as of March 31, 2024 and includes those owned in the holder’s name under the employee stock ownership association’s account, and may differ from the number of shares owned as reported pursuant to Article 173 of the Financial Investment Services and Capital Markets Act.

Subsequent to the end of the first quarter of 2024, the following individuals joined as members of our senior management in April 2024.

Name	Date of Birth	Position	Common Shares Owned(3)	End of Term
Shin Dong Jeung(1)	January 1966	Senior Managing Director and the Head of KB Research	—	December 31, 2024
Young Sei Park(2)	January 1968	Head of Consumer Protection Division	522	December 31, 2024

Notes:	(1)	Newly appointed on April 6, 2024.

(2)	Newly appointed on April 26, 2024.

(3)

The number of common shares owned is as of March 31, 2024 and includes those owned in the holder’s name under the employee stock ownership association’s account, and may differ from the number of shares owned as reported pursuant to Article 173 of the Financial Investment Services and Capital Markets Act.

As of March 31, 2024, the following management also served as senior management at our subsidiaries.

Name	Subsidiary	Position	Appointment Date
Jae Keun Lee	Kookmin Bank	Chief Executive Officer	January 2022
Keoung Nam Kim	Kookmin Bank	Managing Director, ESG Division	January 2024
Jin Young Park	Kookmin Bank	Managing Director, Brand & PR Group	January 2024
Jin Ho Jeong	Kookmin Bank	Senior Executive Vice President, DT Initiative Division	January 2024
Chang Hwa Yook	Kookmin Bank	Senior Executive Vice President, AI/Data Innovation Division	January 2024
Sang Won Oh	Kookmin Bank	Senior Executive Vice President, Tech Development Division	January 2024
Yoon Ha	Kookmin Bank	Head of the Customer Experience Design Center	January 2022
Soon Young Oh	Kookmin Bank	Managing Director, Financial AI Center	June 2022
Ki Eun Park	Kookmin Bank	Senior Executive Vice President, Tech Development Division	January 2024
Joo Hyun Kim	Kookmin Bank	Head of the Cloud Platform Department	February 2022
Chan Yong Park	Kookmin Bank	Senior Executive Vice President, Planning & Coordination Department	January 2024
Seung Jong Lee	KB Securities	Non-standing Director	March 2024
	KB Life Insurance	Non-standing Director	March 2024
Jae Kwan Kim	KB Insurance	Non-standing Director	March 2024
	KB Kookmin Card	Non-standing Director	March 2024
Sang Rock Na	KB Capital	Non-standing Director	March 2021
	KB Investment	Non-standing Director	August 2020

Subsequent to the end of the first quarter of 2024, the following addition was made to our list of management members who also served as senior management members at our subsidiaries, on April 26, 2024.

Name	Subsidiary	Position	Appointment Date
Young Sei Park	Kookmin Bank	Senior Executive Vice President, Consumer Protection Group	January 2024

6.5.	Employees

[Not required to be disclosed in quarterly reports]

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

[Not required to be disclosed in quarterly reports]

7.2.	Changes in the Largest Shareholder

				(Unit: shares, %)
Name of Largest Shareholder	Date of Change in Largest Shareholder/ Date of Change in Number of Shares Owned	Number of Shares of Common Stock(1)		Percentage of Total Issued Shares(2)
Korean National Pension Service	February 1, 2020	41,462,588	(3)	9.97
Korean National Pension Service	October 12, 2020	41,402,150		9.96
Korean National Pension Service	December 31, 2020	41,287,280		9.93
Korean National Pension Service	June 30, 2021	40,626,942		9.77
Korean National Pension Service	December 31, 2021	37,626,516		9.05
Korean National Pension Service	January 27, 2022	37,188,199	(4)	8.94
Korean National Pension Service	March 31, 2022	36,008,504		8.73
Korean National Pension Service	June 30, 2022	33,830,623		8.20
Korean National Pension Service	September 30, 2022	32,594,691		7.97
Korean National Pension Service	October 12, 2022	32,457,827	(5)	7.94
Korean National Pension Service	December 31, 2022	32,499,151		7.95
Korean National Pension Service	March 31, 2023	33,572,593		8.21
Korean National Pension Service	June 30, 2023	33,183,590		8.22
Korean National Pension Service	September 30, 2023	35,321,767		8.75
Korean National Pension Service	October 6, 2023	35,273,578		8.74
Korean National Pension Service	December 31, 2023	33,473,917		8.30
Korean National Pension Service	February 29, 2024	33,704,092		8.35
Korean National Pension Service	March 31, 2024	33,200,471		8.23

Notes:	(1)	Based on our shareholder registry as of the end of each applicable year unless specified otherwise.
(2)	Total number of shares of common stock issued as of the following dates:

      From December 12, 2019 to February 14, 2022: 415,807,920

      From February 14, 2022 to August 1, 2022: 412,352,494

      From August 1, 2022 to April 4, 2023: 408,897,068

      After April 4, 2023: 403,511,072

(3)	Based on disclosure made by the Korean National Pension Service in a statement of acquisition filing on February 7, 2020.
(4)	Based on disclosure made by the Korean National Pension Service in a statement of disposal filing on February 4, 2022.
(5)	Based on disclosure made by the Korean National Pension Service in a statement of disposal filing on November 2, 2022.

7.3.	Employee Stock Ownership Association

[Not required to be disclosed in quarterly reports]

7.4.	Investments in Affiliated Companies

[Not required to be disclosed in quarterly reports]

7.5.	Related Party Transactions

7.5.1. Purchase of capital securities issued by KB Securities Co., Ltd.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Securities Co., Ltd.	Subsidiary	No. 1 Private Placement of Capital Securities in Won	200	March 31, 2022	4.300%	March 31, 2052 (may be extended)	Working capital

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Securities Co., Ltd.	Subsidiary	No. 3 Private Placement of Capital Securities in Won	230	September 30, 2022	5.500%	September 30, 2052 (may be extended)	Working capital

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Securities Co., Ltd.	Subsidiary	No. 4 Private Placement of Capital Securities in Won	100	May 8, 2023	5.350%	May 8, 2053 (may be extended)	Working capital

7.5.2. Purchase of capital securities issued by KB Capital Co., Ltd.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 299 Private Placement of Capital Securities in Won	50	March 27, 2015	6.548%(1)	March 27, 2045 (may be extended)	Working capital

Note:	(1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd..	Subsidiary	No. 320 Private Placement of Capital Securities in Won	50	September 24, 2015	5.989%(1)	September 24, 2045 (may be extended)	Working capital

Note:	(1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 343 Private Placement of Capital Securities in Won	50	March 29, 2016	6.305%(1)	March 29, 2046 (may be extended)	Working capital

Note:	(1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 352 Private Placement of Capital Securities in Won	50	June 28, 2016	6.466%(1)	June 28, 2046 (may be extended)	Working capital

Note: (1) The interest rate has increased from its initial rate due to the non-exercise of the call option.
						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 367 Private Placement of Capital Securities in Won	50	November 28, 2016	6.952%(1)	November 28, 2046 (may be extended)	Working capital

Note: (1) The interest rate has increased from its initial rate due to the non-exercise of the call option.
						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 378 Private Placement of Capital Securities in Won	50	April 27, 2017	7.664%(1)	April 27, 2047 (may be extended)	Working capital

Note: (1) The interest rate has increased from its initial rate due to the non-exercise of the call option
						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 460 Private Placement of Capital Securities in Won	100	September 25, 2020	3.376%	September 25, 2050 (may be extended)	Working capital

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 486 Private Placement of Capital Securities in Won	100	February 17, 2022	4.495%	February 17, 2052 (may be extended)	Working capital

7.5.3. Purchase of subordinated bonds issued by KB Savings Bank Co., Ltd.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Savings Bank Co., Ltd.	Subsidiary	No. 1 Subordinated Bonds in Won	70	June 25, 2021	1.600%	June 25, 2031	Working capital

7.5.4. Prepayments and Loans to Subsidiaries

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	10	10	July 14, 2017	2.654%	July 12, 2024
Notes: (1) Unsecured credit loans.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	40	40	July 13, 2018	2.654%	July 12, 2024
Notes: (1) Unsecured credit loans.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	70	70	March 8, 2019	2.694%	March 7, 2025
Notes: (1) Unsecured credit loans.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	30	30	March 9, 2020	2.694%	March 7, 2025
Notes: (1) Unsecured credit loans.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	30	30	July 13, 2020	2.654%	July 12, 2024
Notes: (1) Unsecured credit loans.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	70	70	December 20, 2021	2.685%	December 19, 2024
Note: (1) Unsecured credit loans.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	60	60	July 13, 2022	2.654%	July 12, 2024
Note: (1) Unsecured credit loans.

(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	50	50	July 13, 2023	2.654%	July 12, 2024
Note: (1) Unsecured credit loans.

					(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Capital Co., Ltd.	Subsidiary	Loans(1)	200	200	November 25, 2022	2.470%	November 24, 2024
Note: (1) Unsecured credit loans.

					(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Real Estate Trust Co., Ltd.	Subsidiary	Loans(1)	50	50	July 25, 2023	4.275%	July 24, 2024
Note: (1) Unsecured credit loans.

					(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Real Estate Trust Co., Ltd.	Subsidiary	Loans(1)	35	35	February 28, 2024	4.081%	February 18, 2025
Note: (1) Unsecured credit loans.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

(Registrant)

Date: May 16, 2024	By: /s/ Jae Kwan Kim

(Signature)

	Name:	Jae Kwan Kim

	Title:	Senior Executive Vice President and Chief Finance Officer